August 3, 2012

Ms. Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Seaspan Corporation

Form 20-F for Fiscal Year Ended December 31, 2011

Filed March 26, 2012

File No. 001-32591

Dear Ms. Shenk:

We have reviewed your letter to us of July 20, 2012 setting forth staff comments on the Seaspan Corporation (“Seaspan” or the “Company”) Form 20-F for the fiscal year ended December 31, 2011. This letter responds to the comments in your letter. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the 2011 Form 20-F as filed.

Item 5. Operating and Financial Review and Prospects

D. Critical Accounting Estimates, page 69

1.        We note from the risk factor on page 18 that your containership values can fluctuate substantially over time. This creates a risk of potential impairment if you need to sell your vessels. In this regard, please expand the Critical Accounting Policies section to include a table summarizing your owned vessels that details, by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Please identify within this table those vessels whose estimated market values are less than their carrying values. In this regard, for those vessels whose market value is below their carrying value, please add disclosure below the table of the aggregate market value and aggregate book value of such vessels. This additional disclosure will provide investors with an indication of the estimated magnitude of the potential aggregate impairment charge related to these vessels, as of the balance sheet date, if you decided to sell all of such vessels.

Response to Comment No. 1:

We agree that additional disclosure may provide investors with an indication of the likelihood of and the estimated magnitude of a potential aggregate impairment charge. The majority of our containerships are on long-term, fixed-rate time charters with major container liner companies and, for those vessels, the estimated future undiscounted cash flows relating to such contracts are sufficiently greater than the carrying value of the vessels such that we consider it unlikely that an impairment charge would be recognized in the near term. In addition, we intend to continue to hold and operate our vessels as we do not believe that it would be beneficial to sell our vessels that are on long-term, fixed-rate time charters. We believe that the vessels that we intend to continue to hold and operate are less susceptible to impairment because charter-attached valuations are higher than charter-free valuations; therefore, it is less likely that the market value of our vessels under long-term, fixed-rate time charters would be less than their carrying value.

Accordingly, to focus investors on what we believe to be a more meaningful identification of the potential impairment risk, we propose providing disclosure for only certain vessels (the “Subject Vessels”) that are coming off charter in the next 24 months. This disclosure would include the estimated aggregate market value and aggregate carrying value for those vessels among the Subject Vessels whose estimated market value is less than their carrying value. We believe that this disclosure will provide investors with the most relevant information because the potential for impairment may be higher for vessels nearing charter termination. We propose including this disclosure in our Form 20-F for the year ending December 31, 2012.

Currently, we disclose in our Forms 20-F, on an aggregate basis, the total carrying value of our entire fleet. We intend to expand our disclosure as described above for applicable Subject Vessels. We do not believe that providing details on a vessel-by-vessel basis for our entire fleet will result in useful information to investors about aggregate impairment risk. In addition, if we were to provide details by vessel for our entire fleet, we believe that this information would provide competitive information that may compromise negotiations should we decide to dispose of any of our vessels.

D. Contractual Obligations, page 74

2.        As the contractual obligation table is aimed at increasing the transparency of cash flows, we believe that registrants should include scheduled interest payments in the table. To the extent that interest rates are variable and unknown, you may use judgment to determine whether or not to include estimates of future interest payments. In determining an appropriate methodology to estimate interest payments, you may also apply the currently applicable interest rate to determine the value of future payments. In the event that estimated interest payments are excluded, please supplement the table with additional information that is material to an understanding of the company’s cash requirements.

Response to Comment No. 2:

Currently, the contractual obligation table includes the principal portion of long-term debt obligations, purchase obligations for additional vessels and lease obligations (which include related interest expense). We propose disclosing the scheduled interest payments on long-term debt obligations in footnotes to the contractual obligations table. As will be described in the footnotes, the scheduled interest payments will not reflect the effect of related interest rate swaps that we have used as an economic hedge for certain of our floating-rate debt. We propose including this disclosure in our Form 20-F for the year ending December 31, 2012.

Item 18. Financial Statements

Consolidated Statement of Operations, page F-4

3.        We note that you have classified amortization of deferred drying costs as other expenses as opposed to operating expensing. We believe these costs should be classified as operation costs in your Statement of Operations. Please revise future filings accordingly.

Response to Comment No. 3:

We will report the amortization of deferred drydocking costs as part of operating expenses in our financial statements commencing with the quarter ending September 30, 2012.

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 638-2580.

Sincerely,

Seaspan Corporation

/s/ Sai W. Chu

Sai W. Chu

Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)

Jason Bower (KPMG LLP)

George Juetten (Audit Committee Chair)